Mail Stop 6010

May 23, 2007

Edwin A. Reilly
Chief Executive Officer
Andover Medical, Inc.
510 Turnpike Street, Ste. 204
North Andover, Massachusetts 01845

> **Re: Andover Medical, Inc.**
> **Registration Statement on Form SB-2**
> **Filed April 26, 2007**
> **File No. 333-142387**

Dear Mr. Reilly:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 Facing Page

1.   Please disclose the name, address and telephone number of your agent for service.

Fee Table

2.   It appears from your prospectus that you are registering the resale of your common stock by selling security holders. Therefore, since you are not registering your sale of the stock to the warrant holders, your references to rule 457(g) appear to be inapplicable. Also, given that appears that you are registering

a specific number of shares, your reference to rule 457(o) is unclear. Please revise.

3.   It is generally inconsistent with Section 5 of the Securities Act to register shares for resale if your original private placement of those shares is incomplete. Therefore, it appears that it is premature to register for resale the shares subject to the Meyers purchase option.

4.   Please tell us, with a view towards clarified disclosure in the prospectus, how many units were sold by Meyers Associates in the private placement referenced in footnote (5) to the fee table.

Summary, page 3

5.   Please briefly highlight in the prospectus summary your former name and business, the recent acquisition and change of management.

Selling Stockholders, page 44

6.   Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities that you have registered for resale (using the number of securities that you have registered for resale and the market price per share for those securities on the date of the sale of the units).

7.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding these transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

        Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the units and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the units.

8.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit the selling shareholders could realize as a result of the conversion/exercise discount for the securities underlying the units

related to this registration statement, presented in a table with the following information disclosed separately:

- the market price per share of the common stock underlying the units on the date of the sale of the units;

- the conversion/exercise price per share of the underlying securities on the date of the sale of the units, calculated as follows:

  - if the conversion/exercise price per share is set at a fixed price, use that fixed price; and

  - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the units and determine the conversion/exercise price per share as of that date;

- the total possible shares underlying the units (including conversion of dividends, if any);

- the combined market price of the total number of shares underlying the units, calculated by using the market price per share on the date of the sale of the units and the total possible shares underlying the units;

- the total possible shares the selling shareholders may receive and the combined conversion/exercise price of the total number of shares underlying the units calculated by using the conversion/exercise price on the date of the sale of the units and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the units, calculated by subtracting the total conversion/exercise price on the date of the sale of the units from the combined market price of the total number of shares underlying the units on that date.

If there are provisions that apply to the units or underlying securities that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion/exercise price per share is fixed unless and until the market price falls below a stated price, at which point the conversion/exercise price per share drops to a lower price, please provide additional disclosure.

Edwin A. Reilly
Andover Medical, Inc.
May 23, 2007
Page 4

9.   Please provide us, with a view toward disclosure in the prospectus, with tabular
disclosure of the total possible profit to be realized as a result of any conversion
discounts for securities underlying any other units, warrants, options, notes, or
other securities of the issuer that are held by the selling shareholders or any
affiliates of the selling shareholders, presented in a table with the following
information disclosed separately:

- market price per share of the underlying securities on the date of the sale of
that other security;

- the conversion/exercise price per share as of the date of the sale of that other
security, calculated as follows:

    - if the conversion/exercise price per share is set at a fixed price, use the
price per share on the date of the sale of that other security; and

    - if the conversion/exercise price per share is not set at a fixed price and,
instead, is set at a floating rate in relationship to the market price of the
underlying security, use the conversion/exercise discount rate and the
market rate per share on the date of the sale of that other security and
determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities
(assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares,
calculated by using the market price per share on the date of the sale of that
other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of
the total number of shares underlying that other security calculated by using
the conversion price on the date of the sale of that other security and the total
possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that
other security, calculated by subtracting the total conversion/exercise price on
the date of the sale of that other security from the combined market price of
the total number of underlying shares on that date.

10.   Please provide us, with a view toward disclosure in the prospectus, with tabular
disclosure of:

- the gross proceeds paid or payable to the issuer in the units transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment seven;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion/exercise discounts regarding the securities underlying the units and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment eight and comment nine.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment seven and the total possible discount to the market price of the shares underlying the units as disclosed in response to comment eight divided by the net proceeds to the issuer from the sale of the units.

11. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior and subsequent securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

12.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the unit transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

13.   Please tell us, with a view toward disclosure in the prospectus, whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

- the date on which each such selling shareholder entered into that short position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the unit transaction and the filing of the registration statement (e.g., before or after the announcement of the unit transaction, before the filing or after the filing of the registration statement, etc.).

14. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the units; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the units.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

15. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

16. Please reconcile the numbers in the "Shares Owned Prior to the Sale" column with the column disclosing the number of shares offered.

17. Please tell us why Hjortur Eiriksson is not named in your principal stockholders table on page 42, given the disclosure in your selling stockholders table and footnote 3 to that table.

18. Please tell us whether the selling shareholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling shareholder who is an

affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling shareholder is able to make the following representations in the prospectus:

- The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

- At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Description of Securities, page 48

19.   Reconcile your disclosure on page 49 that you sold an aggregate of approximately 113.256 units with your disclosure in the Form 8-K filed April 6, 2007 that you sold an aggregate of approximately 112.2 units.

Financial Statements

General

20.   Please update the financial statements as required by Item 310(g) of Regulation S-B.

21.   We note the discussion of the pending acquisitions on pages 3 and 22-24. Please provide the financial statements and pro forma information required by Item 310 (c) and (d) of Regulation S-B or tell us why this information is not required.

22.   In addition, clarify what you mean by "the stock acquisition approach (rather than a merger or asset approach)" on page 24. Clarify the expected accounting treatment for this acquisition under SFAS 141.

Consolidated Statement of Shareholders' Equity (Deficit), page F-5

23.   Please revise to show the cancellation of stock other than the Post-Forward Split Registered Shares as discussed in Note 1 in your financial statements.

24.   Please revise to show the spin-off of the old business and the resulting changes to the equity statement. Please tell us how the reorganization discussed in Note 1 is reflected in the statement of shareholders' equity.

25.   Please tell us where the issuance of the 1,346,000 shares of common stock related
        to the convertible bridge offering and the 2,680 shares of preferred stock are
        discussed in the footnotes.

Note 1 – Organization, page F-7

26.   We reference the discussion in Note 1 of the reorganization. Please clarify the
        following:

   •   The accounting for this merger under SFAS 141, including the reason this
        transaction qualifies as a reverse merger. Please indicate the ownership
        percentages before and after the transaction,

   •   the accounting for the spin-off of the existing business and whether this
        represented a discontinued operation under SFAS 144,

   •   the reason that Snow & Sail Sports, Inc. would not be considered the
        predecessor entity and is not included in the financial statements of Andover
        Medical for all periods.

27.   Please clarify what you mean by other valuable consideration that you received
        upon issuance of 10,000,000 restricted shares. Revise to clarify all consideration
        and how this is recorded in the financial statements.

Note 4. Promissory Notes, page F-11

28.   Please disclose how you determined the discount associated with the bridge loans
        and indicate the accounting treatment for this discount.

Note 6 - Stock option plan, page F-12

29.   Please revise to discuss the 10,375,000 stock options granted in 2006. Your
        current disclosure on page F-13 only discusses the granting of 2,500,000, 700,000
        and 225,000 stock options in 2006. In addition, clarify how you determined the
        estimated fair value of your stock at the date of grant and the amount of
        compensation recorded these option grants.

30.   Please clarify how you determined the fair value of the 2,500,000 incentive stock
        options discussed on page F-13 and the 100,000 shares of stock issued for
        consulting services on page F-12. The accounting for these issuances and the
        compensation recorded should be clearly disclosed.

Edwin A. Reilly
Andover Medical, Inc.
May 23, 2007
Page 10

Note 9 – Business Uncertainty, page F-16

31.   Please revise to disclose more specific details of your viable plan of operations as required by FRC 607.02 to address the going concern issues. In addition, quantify expected funding needs and indicate the expected sources of this funding. We reference the discussion on page 8 of the need to raise an additional $3.5 million to meet anticipated working capital needs. Additional disclosure should also be provided in Management's Discussion and Analysis.

Note 8. Subsequent Events, page F-15

32.   Please disclose the accounting for the issuance of the Series A Convertible Preferred Stock issued on February 2, 2007. We note that the closing price of your stock on the OTC BB on date of issuance was $.70. Please clarify your accounting for the beneficial conversion feature.

Part II

Undertakings, page II-6

33.   Please provide the undertakings required by Regulation S-B Item 512(a)(4) and 512(g)(2).

Signatures

34.   Please indicate below the second paragraph of text required on the Signatures page who signed the document in the capacity of controller or principal accounting officer.

Exhibits

35.   Please include updated accountants' consents with any amendment to the filing.

Form 8-K Dated March 29, 2007

36.   Please revise the financial statements in the Form SB-2 to disclose the private financing transaction completed March 29, 2007. Please disclose all significant terms of the preferred stock and warrants. Clarify the accounting treatment for the conversion features, which appear to below the current quoted price of your stock. The accounting for the redemption feature of the warrants should also be disclosed. Please tell us your consideration of the requirements of EITF 00-19 and SFAS 133.

Form 8-K Dated May 4, 2007

Form 8-K Dated May 11, 2007

37.   We reference the completion of the merger of OMI on May 4 and Rainier
        Surgical on May 11, 2007. Revise the Form SB-2 filing to disclose all significant
        terms of the acquisition and to clarify the accounting treatment. In addition, revise
        to include the financial statements and pro forma information required by Item
        310 (c) and (d) of Regulation S-B

                            * * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

        ·   should the Commission or the staff, acting pursuant to delegated authority,
            declare the filing effective, it does not foreclose the Commission from taking
            any action with respect to the filing;

        ·   the action of the Commission or the staff, acting pursuant to delegated
            authority, in declaring the filing effective, does not relieve the company from
            its full responsibility for the adequacy and accuracy of the disclosure in the
            filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Praveen Kartholy at (202) 551-3378 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Elliot H. Lutzker, Esq. – Phillips Nizer LLP